Exhibit 99.1

NEWS RELEASE

Endeavour Silver To Make All Cash Offer to Acquire Cream Minerals

Vancouver, Canada – September 27, 2010 - Endeavour Silver Corp. (TSX: EDR, NYSE-Amex: EXK, DB-Frankfurt: EJD) (“Endeavour”) announced today that it intends to make an all cash offer (the “Offer”) to acquire all of the outstanding common shares of Cream Minerals Ltd. (“Cream Minerals”, TSX-V: CMA).  The Offer and related documents are expected to be mailed to Cream Minerals shareholders next week and will be available on SEDAR at www.sedar.com at that time.

Endeavour intends to offer shareholders of Cream Minerals Cdn$0.12 in cash for each common share, which represents a 76% premium to the average closing price of the Cream Minerals shares of $0.068 per share on the TSX Venture Exchange for the 10 trading days ending September 24, 2010, the last trading day prior to the date of this announcement.  Endeavour estimates that Cream Minerals has approximately 88.3 million common shares currently outstanding.

“The Offer price of Cdn$0.12 cash per share represents a significant premium to both the recent trading price of Cream Minerals shares and their two-year average share price.  Endeavour’s Offer provides full value for Cream Minerals and its main asset, the Nuevo Milenio exploration property located in Nayarit State, Mexico,” stated Bradford Cooke, Chairman and CEO of Endeavour.”

“Our Offer provides all Cream Minerals shareholders with the opportunity to realize immediate value and liquidity for their shares at a substantial premium without assuming any of the risks and dilution associated with the further exploration and development of the Nuevo Milenio project, or other Cream Minerals properties.  In the past year, Cream Minerals suffered 35% shareholder dilution even though the Nuevo Milenio property was optioned to another company, and still it continues to have substantial debts (approximately $2.0 million) and negative working capital.”

Complete details of the Offer will be included in the Offer, accompanying take-over bid circular and related documents that will be mailed to all Cream Minerals shareholders.  Completion of the Offer will be subject to, among other things, the valid deposit under the Offer and non-withdrawal of at least 50.1% of the Cream Minerals shares on a fully-diluted basis and the absence of certain changes in Cream Minerals before completion of the Offer.  Other conditions will include those typical for a transaction of this nature.

Conference Call at 10:15 AM PDT, Tuesday, September 28, 2010

A conference call to discuss the results will be held at 1:15 PM Eastern Daylight Time   (10:15 AM Pacific Daylight Time) on Tuesday, September 28, 2010. To participate in the conference call, please dial the following:

· 800-319-4610 · 604-638-5340 · 1-604-638-5340	Canada and USA (Toll-free) Vancouver Dial In Outside of Canada & USA
· No pass-code is necessary

Conference Call Replay Numbers:

· 800-319-6413 · +1-604-638-9010	Canada and USA (Toll-free) Outside of Canada & USA
· Code: 4890 followed by the # sign

*The replay availability expires on Tuesday October 5th, 2010

This announcement does not constitute either an offer to purchase or a solicitation of an offer to sell securities.  The Offer to acquire the outstanding common shares of Cream Minerals described in this announcement has not yet commenced and will be made only by the Offer, accompanying take-over bid circular and related documents to be mailed to Cream Minerals shareholders.

Endeavour Silver Corp. is a small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted five consecutive years of aggressive silver production, reserve and resource growth.  The organic expansion programs now underway at Endeavour’s two operating silver mines in Mexico combined with its strategic acquisition and exploration programs should help Endeavour achieve its goal to become the next premier mid-tier silver mining company.

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

Bradford Cooke
Chairman and CEO

For more information, please contact Hugh Clarke Toll free: 877-685-9775, tel: (604) 685-9775, fax: (604) 685-9744, email hugh@edrsilver.com or visit our website, www.edrsilver.com.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding the Company’s intentions, statements regarding exploration results, silver and gold grades and expansion of mineralized zones. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results to be materially different from those expressed or implied by such statements. Such factors include, among others: uncertainty as to the successful completion of the Offer, the timing and content of work programs; results of exploration activities and development of mineral properties, the interpretation of drilling results and other geological data, the uncertainties of resource and reserve estimations, the speculative nature of mineral exploration, receipt and security of mineral property titles; unanticipated costs and expenses, fluctuations in metal prices; currency fluctuations; and general market and industry conditions as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made.  The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.